EXHIBIT 21

                      LIST OF SUBSIDIARIES


  The Partnership is a joint venture partner in JMB/Landings, Associate, a general partnership which holds title to The Landings Shopping Center, located in Sarasota, Florida.

  The Partnership is a joint venture partner in CIP/Ashby
Partners, a general partnership which holds title to The Ashby at McLean Apartments, located in McLean, Virginia.